                              UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549

                                FORM 11-K

 (MARK ONE)

\X\  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

     ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011.

                                   OR

\ \  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

     ACT OF 1934

                   COMMISSION FILE NUMBER 1-6682

      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT

                   FROM THAT OF ISSUER NAMED BELOW:

                 HASBRO, INC. RETIREMENT SAVINGS PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND

             THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             HASBRO, INC.

                         1027 NEWPORT AVENUE

                       PAWTUCKET, RI 02862-1059

                           REQUIRED INFORMATION

I.    FINANCIAL STATEMENTS

  The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

   Report of Independent Registered Public Accounting Firm

   Statements of Net Assets Available for Plan Benefits as of

    December 31, 2011 and 2010

   Statements of Changes in Net Assets Available for Plan Benefits for

    the years ended December 31, 2011 and 2010

   Notes to Financial Statements

   Supplemental Schedule:

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

    Other schedules are omitted as the required information is not applicable.

II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm

                               SIGNATURE

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Hasbro, Inc. Retirement Savings Plan

                                      ------------------------------------

Date: June 25, 2012                   /s/ Deborah Thomas

      -------------                   ------------------------------------

                                      Deborah Thomas

                                      Chief Financial Officer

            Report of Independent Registered Public Accounting Firm

The Plan Administrator
Hasbro, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ KPMG LLP

Providence, Rhode Island

June 25, 2012

                       HASBRO, INC. RETIREMENT SAVINGS PLAN

               Statements of Net Assets Available for Plan Benefits

                           December 31, 2011 and 2010

	2011 ----	2010 ----
Assets:
Cash and cash equivalents	$ 13,352,433	6,032,719
Investments, at fair value	358,380,831	364,208,757
Wrapper contracts, at fair value	7,024 ------------	- -----------
Total investments and cash (note 3)	371,740,288 ------------	370,241,476 -----------

Receivables:
Loans to participants	7,268,247	6,776,556
Employer contributions	9,094,916	9,572,659
Due from brokers for securities sold	226,922 ------------	13,340 -----------
Total receivables	16,590,085 ------------	16,362,555 -----------
Total assets	388,330,373 ------------	386,604,031 -----------

Liabilities:
Payables for securities purchased	329,828	391,417
Accrued expenses	65,755 ------------	148,225 -----------
Total liabilities	395,583 ------------	539,642 -----------

Net assets, reflecting investments at fair value	387,934,790	386,064,389
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,978,333) -----------	(2,573,464) -----------
Net assets available for plan benefits	$ 384,956,457 ===========	383,490,925 ===========

See accompanying notes to financial statements.

                        HASBRO, INC. RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Plan Benefits

                       Years ended December 31, 2011 and 2010

	2011 ----	2010 ----
Changes in net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$ (13,563,309)	38,454,154
Dividends and interest	7,589,471 -----------	6,540,433 ----------
Total investment (loss) income (note 3)	(5,973,838) -----------	44,994,587 ----------

Contributions:
Rollovers	1,200,713	1,371,970
Employee contributions	16,339,623	16,061,348
Employer matching and other contributions	19,738,409 -----------	20,094,163 ----------
Total contributions	37,278,745 -----------	37,527,481 ----------

Termination, withdrawal, and retirement payments directly to participants	(29,530,926)	(18,474,666)
Administrative expenses	(308,449) -----------	(406,768) -----------
Net increase	1,465,532	63,640,634

Net assets available for plan benefits:
Beginning of year	383,490,925 -----------	319,850,291 -----------
End of year	$ 384,956,457 ===========	383,490,925 ===========

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1) Description of Plan

The following brief description of the Hasbro, Inc. Retirement Savings Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

(a) General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively “the Company” or “Plan Administrator”). Participation in the Plan is voluntary and eligibility provisions apply.

(b) Contributions

Eligible employees may contribute up to 50% of their eligible pay, limited to an annual maximum of $16,500 in 2011 and 2010. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of the participants’ eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants’ eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period. During 2011 and 2010 the Company’s matching contribution for Milton Bradley union employees was 45%, up to a maximum of 6% of a participant’s eligible pay per pay period.

All eligible employees who have reached age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called “catch-up contributions”.  The Company does not make matching contributions on these catch-up contributions.  Catch-up contributions may be made up to an additional $5,500 for 2011 and 2010.

Effective at the end of December 2007, the Company froze defined benefit pension benefits being accrued for its non-union employees in the Hasbro, Inc. Pension Plan in the United States. These pension benefits were replaced by additional employer contributions made to this Plan beginning in 2008. These additional contributions for non-union employees include an annual Company contribution equal to 3% of an employee’s eligible yearly pay. In addition, for eligible employees who met certain requirements that were based on a combination of age and years of vesting service in the pension plan as of December 31, 2007, the Company makes an annual transition contribution ranging from 1% to 9% of an employee’s eligible yearly pay. The annual transition contribution is effective for Plan years 2008 through 2012. During 2011 and 2010, these annual transition contributions totaled $2,913,753 and $3,370,674, respectively.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(c) Vesting

All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company’s matching contributions to the Plan. Participants become 100% vested in the Company’s other contributions, including the annual 3% Company contribution and the annual transition contribution, after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.

(d) Forfeitures

The unvested portion of a terminated participant’s account is forfeited and used to reduce future employer contributions. Forfeitures were $45,583 and $103,877 in 2011 and 2010, respectively.

(e) Payment of Benefits

Payments to participants will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 ½ may make in-service withdrawals from their vested accounts in the Plan for any reason.

(f) Participant Loans

The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant’s vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate equal to the prime interest rate as published in the Wall Street Journal on the last day of the previous month. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, in which case the loan period cannot exceed ten years.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2) Summary of Accounting Policies

(a) Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

(b) Investments

Investments are stated at fair value. See Note 8 for a discussion of the methods used to determine the fair value of investments held by the Plan.

In 2011 and 2010 certain investment options offered by the Plan were deemed to be fully benefit-responsive investment contracts. Accounting standards require that these investments be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits.  Accordingly, these investments are reflected in the Statements of Net Assets Available for Plan Benefits at their fair values, with corresponding adjustments to reflect these investments at their contract values. See Note 3 for further information on these investments.

Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

(c) Participant Loans

Participant loans receivable are recorded at amortized cost.

(d) Contributions

Contributions from employees are accounted for when deducted from employees’ wages. The Company’s matching contributions are accrued at the time the employee’s contributions are deducted. For the years ended December 31, 2011 and 2010, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan’s year end. The annual 3% company contribution and transition contributions are paid to the Plan subsequent to the end of each Plan year and are recorded as employer contributions receivable on the Statement of Net Assets Available for Plan Benefits at year end.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(e) Payments of Benefits

Benefits are recorded when paid.

(f) Administrative Expenses

The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.

(3) Investment Information

Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. At December 31, 2011, investment funds offered by the Plan included the following nationally traded mutual funds: the Fidelity Growth Company Fund, the Fidelity Diversified International Fund, the PIMCO Total Return Fund, the Dodge & Cox Stock Fund, the Vanguard Small-Cap Index Fund, the Vanguard Mid-Cap Index Fund, the Dreyfus Limited Term High Yield Bond Fund and the JP Morgan US Large Cap Core Plus Fund. Investment funds offered by the Plan at December 31, 2011 also included the following commingled funds: BTC S&P 500 Index, JPM SmartRetirement Income, JPM SmartRetirement 2010, JPM SmartRetirement 2015, JPM SmartRetirement 2020, JPM SmartRetirement 2025, JPM SmartRetirement 2030, JPM SmartRetirement 2035, JPM SmartRetirement 2040, JPM SmartRetirement 2045 and JPM Smart Retirement 2050. There were no changes to the investment funds offered in 2011 and 2010.

Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. In addition, participants cannot elect to reallocate their investment funds that would result in greater than 25% of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $7,873,358 as of December 31, 2011 and $10,653,086 as of December 31, 2010.

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”) as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio.

The JP Morgan Stable Asset Fund enters into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants’ accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value and, in the future, the crediting rate may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.

The JP Morgan Stable Asset Fund and the wrapper contracts purchased by that fund are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

As of December 31, 2011 and 2010, the fair value of the wrapper contracts was $7,024 and $0, respectively. The remainder of the synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2011 and 2010 are summarized below:

	Major Credit Rating -----	Investments at Fair value ----------	Wrapper Contracts at Fair Value ------------	Adjustment to Contract Value ----------
December 31, 2011 -----------------
Monumental Life Insurance Co.	AA-	$30,049,703	7,024	(1,492,685)
ING Life Insurance and Annuity Co.	A-	30,049,440	-	(1,485,648)
		-----------	-----------	-----------
All Contracts		$60,099,143	7,024	(2,978,333)
		===========	============	===========
December 31, 2010 ----------------
Monumental Life Insurance Co.	AA-	$28,752,159	-	(1,286,735)
ING Life Insurance and Annuity Co.	A	28,752,012	-	(1,286,729)
		-----------	-----------	----------
All Contracts		$57,504,171	-	(2,573,464)
		===========	===========	==========

Participant accounts in the JP Morgan Stable Asset Fund are credited with interest at a fixed rate that is based on an agreed-upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The average yields earned by the entire JP Morgan Stable Asset Fund for the years ended December 31, 2011 and 2010 were 1.89% and 3.08%, respectively. The average yields earned by the JP Morgan Stable Asset Fund, adjusted to reflect the actual interest rate credited to participants in the fund, for the years ended December 31, 2011 and 2010 were 3.16% and 3.51%, respectively.

In addition to the JP Morgan Stable Asset Fund described above, the following table represents the carrying value of other investments which were 5% or more of the Plan’s net assets as of December 31, 2011 and December 31, 2010:

	2011 -----	2010 -----
Fidelity Growth Company Fund	$ 53,505,813	55,618,811
BTC S&P 500 Fund	38,568,835	39,030,502
PIMCO Total Return Fund	35,753,856	32,698,692
Dodge & Cox Stock Fund	27,147,813	30,266,647
Fidelity Diversified International Fund	25,183,568	30,947,187

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(13,563,309) and $38,454,154, respectively, as follows:

                                                Year Ended December 31,

                                                 2011            2010

                                                ------          ------

Shares in registered investment companies  $  (9,804,601)     21,437,935

Units of common collective trusts               (578,454)     13,671,984

Hasbro Stock Fund                             (3,180,254)      3,344,235

                                              -----------    -----------

                                           $ (13,563,309)     38,454,154

                                              ===========    ===========

(4) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee, and, therefore, qualify as party-in-interest transactions. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock. The Plan had 233,462 and 214,516 shares of Hasbro, Inc. common stock valued at $7,445,103 and $10,120,865, respectively, as of December 31, 2011 and 2010. These transactions qualify as exempt party-in-interest transactions.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(5) Plan Termination

Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market’s evaluation of such performance. The Plan’s exposure to a concentration of credit risk is subject to the Plan’s investment funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

The Internal Revenue Service issued a determination letter on April 6, 2012, which stated that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes.

(8) Fair Value Measurements

The Plan measures certain assets at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan had the following assets measured at fair value in its Statements of Net Assets Available for Plan Benefits:

	Fair Value Measurements Using: -------------------------------
	Fair Value ----------	Quoted Prices in Active Markets for Identical Assets (Level 1) ----------	Significant Other Observable Inputs (Level 2) ----------	Significant Unobservable Inputs (Level 3) ----------
December 31, 2011 ------------------
Investments ------------
Hasbro, Inc. Common Stock	$ 7,445,103	7,445,103	-	-
Mutual Funds	184,282,011	184,282,011	-	-
Commingled Funds	106,554,574	-	106,554,574	-
Synthetic GICS:
Commingled Funds	60,099,143	-	60,099,143	-
Wrapper Contracts	7,024 -----------	- ------------	- -----------	7,024 -----------
Total Synthetic GICS	60,106,167 -----------	- ------------	60,099,143 -----------	7,024 -----------
Total Investments	$358,387,855 ===========	191,727,114 ===========	166,653,717 ===========	7,024 ===========

December 31, 2010 ------------------
Hasbro, Inc. Common Stock	$ 10,120,865	10,120,865	-	-
Mutual Funds	192,832,169	192,832,169	-	-
Commingled Funds	103,751,552	-	103,751,552	-
Synthetic GICS	57,504,171 ------------	- -----------	57,504,171 ------------	- -----------
Total Investments	$364,208,757 ============	202,953,034 ===========	161,255,723 ============	- ===========

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Hasbro, Inc. Common Stock: Valued at the composite closing price reported on The Nasdaq Global Select Market.

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Mutual Funds: Valued at the net asset value (“NAV”) of shares held by the plan at year-end.

Commingled Funds: Valued using the NAV which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Investments valued using the NAV are redeemable on a daily basis.

Synthetic Guaranteed Investment Contracts: The synthetic GICs are comprised of wrapper contracts and underlying investments as detailed in the table above and described in Note 3. The fair value of the wrapper contracts represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are valued as described above.  The fair value measurement of the wrapper contracts which use significant unobservable inputs for 2011 and 2010 were $7,024 and $0, respectively.

The following is a reconciliation of the beginning and ending balances of the fair value measurements of the wrapper contracts which use significant unobservable inputs (Level 3):

	2011 -----	2010 -----
Beginning Balance	$ -	-
Unrealized gains	7,024	-
	-------	-------
Ending Balance	$ 7,024	-
	=======	=======

HASBRO, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

 (9) Reconciliation to Form 5500

The accompanying financial statements are presented on the accrual basis of accounting and include certain accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010.

                                                   2011            2010

                                                  ------          ------

    Per financial statements                 $ 384,956,457     383,490,925

    Employer contributions receivable           (9,094,916)     (9,572,659)

    Accrued administrative expenses                 53,258         123,227

    Adjustment from contract value to

      fair value for fully-benefit

      responsive investment contracts            2,978,333       2,573,464

                                              ------------     -----------

    Per Form 5500                            $ 378,893,132     376,614,957

                                               ===========     ===========

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010.

	2011 ----	2010 ----
Per financial statements	$ 1,465,532	63,640,634
Prior year employer contributions receivable	9,572,659	9,023,176
Prior year accrued administrative expenses	(123,227)	(100,967)
Prior year adjustment from contract value to fair value for fully-benefit responsive investment contracts	(2,573,464)	(698,031)
Current year employer contributions receivable	(9,094,916)	(9,572,659)
Current year accrued administrative expenses	53,258	123,227
Current year adjustment from contract value to fair value of fully-benefit responsive investment contracts	2,978,333	2,573,464
	----------	----------
Per Form 5500	$ 2,278,175	64,988,844
	==========	==========

HASBRO, INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Year ended December 31, 2011

    Issuer                       Investment Description         Fair Value

    ------                       -----------------------        -----------

Mutual Funds

------------

Fidelity Growth Company Fund*   661,464 shares in registered  $ 53,505,813 **

                                 investment company

PIMCO Total Return Fund         3,289,223 shares in registered  35,753,856 **

                                 investment company

Dodge & Cox Stock Fund          267,098 shares in registered    27,147,813 **

                                 investment company

Fidelity Diversified            986,817 shares in registered    25,183,568 **

 International Fund*             investment company

Vanguard Small-Cap Index        515,621 shares in registered    17,216,599

 Fund                            investment company

Vanguard Mid-Cap Index Fund     796,489 shares in registered    15,682,870

                                 investment company

Dreyfus Limited Term            938,402 shares in registered     5,836,859

 High Yield Bond Fund            investment company

JP Morgan US Large Cap          200,336 shares in registered     3,954,633

 Core Plus Fund                  investment company

Commingled Funds

----------------

BTC S&P 500 Index               884,201 units in common         38,568,835**

                                 collective trust

JPM SmartRetirement 2020        1,010,797 units in common       13,655,871

                                 collective trust

JPM SmartRetirement 2030        882,176 units in common         11,309,496

                                 collective trust

JPM SmartRetirement 2025        674,859 units in common         11,074,443

                                 collective trust

JPM SmartRetirement 2015        726,247 units in common          9,746,229

                                 collective trust

JPM SmartRetirement 2035        527,831 units in common          8,160,267

                                 collective trust

JPM SmartRetirement 2040        456,339 units in common          5,768,120

                                 collective trust

JPM SmartRetirement 2010        227,623 units in common          3,045,595

                                 collective trust

JPM SmartRetirement 2045        189,112 units in common          2,885,851

                                 collective trust

JPM SmartRetirement Income      110,446 units in common          1,446,840

                                 collective trust

JPM SmartRetirement 2050        62,016 units in common             893,027

                                 collective trust

Synthetic Guaranteed

 Investment Contracts

----------------------

Wrapper Contracts:

 Monumental Life Insurance Co. Wrapper Contract                      7,024

Commingled Funds:

 JPMCB Intermediate Bond Fund   4,241,294 units in common       60,099,143 **

                                 collective trust

Common Stock

------------

 Hasbro Stock Fund *            233,462 shares of Hasbro, Inc.   7,445,103

                                  common stock

Cash and Cash Equivalents

-------------------------

 Fidelity STIF *                 Cash equivalents               12,924,178

 Hasbro Stock Fund *             Cash                              428,255

                                                               -----------

  Investments and Cash                                       $ 371,740,288

                                                               ===========

Loans to Participants*       918 loans with interest rates

                             from 3.25% to 8.25% and maturity

                             dates from 2012 to 2021         $   7,268,247

                                                               ===========

  *Party-in-interest.

 **Represents greater than 5% of Plan assets at December 31, 2011.

See accompanying report of independent registered public accounting firm.